Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No.: 000-27246

Employee Communication – CSR plc

Wednesday 4 May 2011

Since we announced the proposed merger with Zoran in February, a lot has happened, in our business and with the preparations to integrate Zoran.

To start with the latter, in the course of March and April, Levy Gerzberg, Zoran’s CEO and I have had the opportunity to visit a number of customers, including Nokia, Samsung DTV, Samsung STB, Samsung Camera’s, Samsung phones, Funai, Nintendo, Toyota and Sony DTV. We have also started our integration planning project. The project is led by Elaine Rowe, and its objective is to create a comprehensive integration plan, so that upon the close of the deal, we can move forward swiftly and be one company in as short a time as possible. The project consists of 11 ‘work streams’. Each work stream has a team lead and a joint team of both companies to create integration plans for functional areas such as Facilities, Sales and Finance, and cross functional areas such as Revenue Synergies and Communication. We had a great kick-off session in San Jose on 13th April, and the teams are each engaged in their respective areas of focus. We will provide further up-dates on the project as work continues.

And while all this is going on, we continue to make solid progress across our existing business. Our development community is working hard on delivering numerous chips intended to meet the needs of our customers. We recently taped out SiRFStarV and PrimaII. SiRFStarV is back with us in Phoenix, and the team is busy on the next phase of this project. PrimaII is still in fab, and is expected back during Q2.

We also had our annual global sales conference in Miami in March. During the conference, all sales regions and the BUs presented their plans for the remainder of 2011 and 2012. A very uplifting and exciting set of presentations, that bodes well for the future!

And then there was the visit to Cambridge of HRH the Duke of York (Prince Andrew) in late March. Prince Andrew visited us in his capacity as the UK’s Trade Ambassador for the British Government. His Royal Highness has a regular programme of visits to successful British companies that are involved in overseas markets. The visit was a great testimony to CSR’s success and gave us some excellent coverage in the media such as the BBC, the local press and the Buckingham Palace website. His Royal Highness was genuinely engaged and impressed with the company and the people he met.

Next on our agenda is our Q1 results announcement on 10th May . On 13th May we will hold a company webcast to share the Q1 results and the market’s response.

We have had an exciting start to the year. Our business is strong, our markets are growing. We have a compelling roadmap and excellent customer relationships. Added to that is the opportunities we see from the proposed merger with Zoran. Let’s keep going!

With regards

Joep

Forward-looking statements

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘uplifting’, ‘exciting’ ‘opportunities’, ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.CSR.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR has filed the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants is included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents filed or to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction.